Exhibit 99.1

May 18, 2017

Globant Reports 2017 First Quarter Financial Results

Solid Revenue Growth, Expansion Continues in Europe and the United States

San Francisco, CA / May 18, 2017 - Globant (NYSE: GLOB), a digitally-native technology services company focused on creating digital journeys, today announced results for the three months ended March 31, 2017.

First quarter 2017 highlights

●	Revenue increased to a record $88.7 million, representing 21.0% year-over-year growth.
●	Non-IFRS Adjusted Gross Profit was $34.6 million (39.0% Non-IFRS Adjusted Gross Profit Margin), an increase of $1.6 million compared to $33.0 million for the first quarter of 2016 (45.0% Non-IFRS Adjusted Gross Profit Margin).
●	Non-IFRS Adjusted Net Income was $9.7 million (11.0% Non-IFRS Adjusted Net Income Margin), an increase of $1.3 million, or 15.7%, compared to a profit of $8.4 million for the first quarter of 2016 (11.5% Non-IFRS Adjusted Net Income Margin).
●	Non-IFRS Adjusted Diluted EPS was $0.27 per share (based on an average of 35.6 million average diluted shares), an increase of $0.03 compared to Non-IFRS Adjusted Diluted EPS of $0.24 for the first quarter of 2016 (based on an average of 35.2 million average diluted shares).

Reconciliations between Non-IFRS financial measures and IFRS operating results are included at the end of this press release.

“Q1 resulted in another strong set of financial results. Our revenues for the quarter amounted to $88.7 million, representing a robust 21.0% year-over-year growth. Our 50 squared initiative continues to perform according to our expectations. Our European operations expanded aggressively compared to Q1 2016 and with the recent acquisition of Ratio, we are creating a new hub in Seattle to complement our operations in the United States. This quarter we added a number of high potential accounts in the financial industry and the media and entertainment industry, among others,” said Martín Migoya, Globant’s CEO and co-founder.

“During Q1, we continue to see a strong demand coming from companies looking to achieve digital transformations. Organizations keep searching for ways to create the optimal digital journey for their customers through emerging technologies, such as artificial intelligence. Our Studio model continues to be a key driver to hold a leadership position, making us an ideal partner when facing these transformations,” added Martín Migoya.

“Q1 was another quarter of revenue growth above 20% and, more importantly, one where demand for our services continued to expand. This translated into an aggressive +224 net headcount increase during the quarter. Political and macroeconomic uncertainty in our target markets has diminished and we are optimistic for the rest of the year. Regarding margins, we experienced some FX headwinds during Q1 as many of the currencies of the countries where we operate appreciated against the USD. We will continue diversifying our talent base across the regions, managing carefully our SG&A while investing in training for the long term,” explained Alejandro Scannapieco, Globant’s CFO.

Globant completed the quarter with 5,855 Globers, 5,421 of whom were IT professionals. The geographic revenue breakdown for the first quarter was as follows: 78.9% from North America (top country: US), 11.2% from Europe (top country: Spain) and 9.9% from Latin America and others (top country: Chile). 88.6% of Globant’s revenue for the first quarter was denominated in US dollars, and the remaining 11.4% was denominated in other currencies, including GB pounds, Euros and other Latin American currencies.

During the 12 months ended March 31, 2017, Globant served 336 customers, 67 of which accounted for more than $1 million of Globant’s revenues. Globant’s top customer, top 5 customers and top 10 customers represented 9.7%, 31.1% and 43.7% of first quarter revenues, respectively.

Cash and cash equivalents and investments as of March 31, 2017 decreased to $41.2 million from $59.9 million as of December 31, 2016, while borrowings amounted to $0.2 million. Current assets as of March 31, 2017 amounted to $130.2 million, accounting for 43.4% of total assets. Finally, as of March 31, 2017, 34.7 million common shares were issued and outstanding.

2017 Full Year and Second Quarter Outlook

Based on current market conditions, Globant is providing the following estimates for the full year and the second quarter of 2017:

●	Fiscal year 2017 revenue is estimated to be between $386.0-$394.0 million, implying 20.8% year-over-year growth at the midpoint of the range.
●	Fiscal year 2017 Non-IFRS diluted EPS is estimated to be in the range of $1.22-$1.30 (assuming an average of 35.8 million diluted shares outstanding during 2017).
●	Second quarter revenue is estimated to be in the range of $95.0-$97.0 million.
●	Second quarter Non-IFRS diluted EPS is estimated to be in the range of $0.26-$0.28 (assuming an average of 35.7 million diluted shares outstanding during the second quarter).

Conference Call and Webcast

Martín Migoya and Alejandro Scannapieco will discuss the Q1 2017 results in a conference call today beginning at 4:30pm ET.

Conference call access information is:

US +1 (888) 346-2877

International +1 (412) 902-4257

Webcast http://investors.globant.com/

Additionally, a replay will be available via the same dial-in number and on our investor relations website after the call.

About Globant

Globant (NYSE: GLOB) is a digitally native technology services company that creates digital journeys for its customers, which impact millions of consumers. Globant is the place where engineering, design, and innovation meet scale.

Globant has more than 5,855 professionals in 12 countries working for companies like Google, JWT, EA and Coca Cola, among others.

Globant was named a Worldwide Leader of Digital Strategy Consulting Services by IDC MarketScape Report (2016), and its client work has been featured as business case studies at Harvard University, Massachusetts Institute of Technology and Stanford University. For more information visit www.globant.com.

Non-IFRS Financial Information

The financial information in this press release has been prepared consistently with International Accounting Standards 34, “Interim Financial Reporting”. The financial information in this press release have not been audited.

Globant provides non-IFRS financial measures to complement reported IFRS results, in accordance with IAS 34 “Interim Financial Reporting”. Management believes these measures help illustrate underlying trends in the company's business and uses the measures to establish budgets and operational goals, communicated internally and externally, for managing the company's business and evaluating its performance. The company anticipates that it will continue to report both IFRS and certain non-IFRS financial measures in its financial results, including non-IFRS results that exclude share-based compensation expense and depreciation and amortization. Because the company's non-IFRS financial measures are not calculated according to IFRS, these measures are not comparable to IFRS and may not necessarily be comparable to similarly described non-IFRS measures reported by other companies within the company's industry. Consequently, Globant’s non-IFRS financial measures should not be evaluated in isolation or supplant comparable IFRS measures, but, rather, with its unaudited interim consolidated statement of financial position as of March 31, 2017 and December 31, 2016 and its unaudited interim consolidated statement of profit or loss and other comprehensive income for the three-month periods ended March 31, 2017 and 2016, prepared in accordance with IAS 34.

Forward Looking Statements

In addition to historical information, this release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements include information about possible or assumed future results of our business and financial condition, as well as the results of operations, Non-IFRS results of operations and Non-IFRS earnings per share, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. These statements include, but are not limited to, statements regarding: the persistence and intensification of competition in the IT industry; the future growth of spending in IT services outsourcing generally, application outsourcing and custom application development and offshore development services; the level of growth of demand for our services from our clients; the level of increase in revenues from our new clients; the resource utilization rates and productivity levels and the level of attrition of our IT professionals; the pricing structures we use for our client contracts; the general economic and business conditions in the locations in which we operate; the levels of our concentration of revenues by vertical, geography, by client and by type of contract in the future; the continuity of tax incentives available for software companies with operations in Argentina; Argentina’s regulations on proceeds from the export of services; our expectation that we will be able to integrate and manage the companies we acquire and that our acquisitions will yield the benefits we envision; the demands we expect our rapid growth to place on our management and infrastructure; the sufficiency of our current cash, cash flow from operations, and lines of credit to meet our anticipated cash needs; the high proportion of our cost of services comprised of personnel salaries; and other factors discussed under the heading “Risk Factors” in our most recent Form 20-F filed with the Securities and Exchange Commission.

These forward-looking statements involve various risks and uncertainties. Although the registrant believes that its expectations expressed in these forward-looking statements are reasonable, its expectations may turn out to be incorrect. The registrant’s actual results could be materially different from its expectations. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed might not occur, and the registrant’s future results and its performance may differ materially from those expressed in these forward-looking statements due to, inclusive, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this press release whether as a result of new information, future events or otherwise.

These risks and uncertainties include those discussed or identified in the filings with the Luxembourg Stock Market Authority for the Financial Markets (Commission de Surveillance du Secteur Financier).

Globant S.A.

Condensed Interim Consolidated Statement of Profit or Loss and Other Comprehensive Income

(In thousands of U.S. dollars, except per share amounts, unaudited)

	Three months ended
	March 31, 2017	March 31, 2016

Revenues	88,742	73,326
Cost of revenues	(55,494)	(41,358)
Gross profit	33,248	31,968

Selling, general and administrative expenses	(23,895)	(17,769)
Profit from operations	9,353	14,199

Finance income	2,085	6,886
Finance expense	(2,135)	(7,447)
Finance expense, net	(50)	(561)

Other income, net	1,728	3
Profit before income tax	11,031	13,641

Income tax	(2,175)	(5,725)
Net income for the period	8,856	7,916

Other comprehensive income, net of income tax effects
Items that may be reclassified subsequently to profit and loss:
- Exchange differences on translating foreign operations	160	409
- Net fair value loss on available-for-sale financial assets	7	928
Total comprehensive income for the period	9,023	9,253

Net income attributable to:
Owners of the Company	8,867	7,940
Non-controlling interest	(11)	(24)
Net income for the period	8,856	7,916

Total comprehensive income for the period attributable to:
Owners of the Company	9,034	9,277
Non-controlling interest	(11)	(24)
Total comprehensive income for the period	9,023	9,253

Earnings per share
Basic	0.26	0.23
Diluted	0.25	0.23
Weighted average of outstanding shares (in thousands)
Basic	34,682	34,223
Diluted	35,583	35,151

Globant S.A.

Condensed Interim Consolidated Statement of Financial Position

(In thousands of U.S. dollars, unaudited)

	March 31, 2017	December 31, 2016
ASSETS
Current assets
Cash and cash equivalents	29,439	50,532
Investments	11,777	9,355
Trade receivables	68,381	54,170
Other receivables	19,747	18,869
Other financial assets	900	900
Total current assets	130,244	133,826

Non-current assets
Other receivables	33,075	27,465
Deferred tax assets	8,336	7,691
Investment in associates	1,550	800
Other financial assets	455	319
Property and equipment	37,443	35,676
Intangible assets	13,590	13,791
Goodwill	75,483	65,180
Total non-current assets	169,932	150,922
TOTAL ASSETS	300,176	284,748

LIABILITIES
Current liabilities
Trade payables	6,351	5,603
Payroll and social security taxes payable	32,245	30,328
Borrowings	160	217
Other financial liabilities	17,050	12,602
Tax liabilities	5,675	6,249
Total current liabilities	61,481	54,999

Non-current liabilities
Other financial liabilities	16,779	19,224
Other liabilities	20	20
Provisions for contingencies	1,071	1,945
Total non-current liabilities	17,870	21,189
TOTAL LIABILITIES	79,351	76,188

Capital and reserves
Issued and paid-in capital	41,671	41,576
Additional paid-in capital	65,937	62,790
Other reserves	(794)	(961)
Retained earnings	113,986	105,119
Total equity attributable to owners of the Company	220,800	208,524
Non-controlling interests	25	36
Total equity	220,825	208,560
TOTAL EQUITY AND LIABILITIES	300,176	284,748

Globant S.A.

Supplemental Non-IFRS Financial Information

(In thousands of U.S. dollars, unaudited)

	Three months ended
	March 31, 2017	March 31, 2016

Reconciliation of adjusted gross profit
Gross Profit	33,248	31,968
Depreciation and amortization expense	1,102	914
Share-based compensation expense	278	144
Adjusted gross profit	34,628	33,026
Adjusted gross profit margin	39.0%	45.0%

Reconciliation of selling, general and administrative expenses
Selling, general and administrative expenses	(23,895)	(17,769)
Depreciation and amortization expense	2,596	1,334
Share-based compensation expense	599	351
Adjusted selling, general and administrative expenses	(20,700)	(16,084)
Adjusted selling, general and administrative expenses as % of revenues	(23.3)%	(21.9)%

Reconciliation of Adjusted Profit from Operations
Operating Profit	9,353	14,199
Share-based compensation expense	877	495
Adjusted Profit from Operations	10,230	14,694
Adjusted Profit from Operations margin	11.5%	20.0%

Reconciliation of Net income for the period
Net income for the period	8,856	7,916
Share-based compensation expense	877	495
Adjusted Net income	9,733	8,411
Adjusted Net income margin	11.0%	11.5%

Calculation of Adjusted Diluted EPS
Adjusted Net income	9,733	8,411
Diluted shares	35,583	35,151
Adjusted Diluted EPS	0.27	0.24

Globant S.A.

Schedule of Supplemental Information (unaudited)

Metric	Q1 2016	Q2 2016	Q3 2016	Q4 2016	Q1 2017

Total Employees	5,285	5,380	5,421	5,631	5,855
IT Professionals	4,847	4,932	4,983	5,219	5,421

North America Revenue %	82.2	81.1	81.4	78.9	78.9
Latin America and Others Revenue %	10.8	10.7	9.4	9.6	9.9
Europe Revenue %	7.0	8.2	9.2	11.5	11.2

USD Revenue %	91.9	90.9	89.7	88.0	88.6
Other Currencies Revenue %	8.1	9.1	10.3	12.0	11.4

Top Customer %	11.6	10.0	10.4	9.4	9.7
Top 5 Customers %	36.4	34.2	33.9	33.3	31.1
Top 10 Customers %	48.4	46.4	46.8	45.8	43.7

Customers Served (Last Twelve Months)	359	366	354	340	336
Customers with >$1M in Revenue (Last Twelve Months)	49	57	61	60	67

Investor Relations Contact:

Paula Conde, Globant

investors@globant.com

(877) 215-5230

Media Contact:

Wanda Weigert, Globant

pr@globant.com

(877) 215-5230

Source: Globant